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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

CRYO-CELL INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, Par Value $ .01 per share
(Title of Class of Securities)
228895108
(CUSIP Number)
Gary M. Epstein, Esq.
Greenberg Traurig, PA
1221 Brickell Avenue
Miami, FL 33130
Fax: 305-579-0717
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	228895108	SCHEDULE 13D/A	Page	2	of	31

1	NAMES OF REPORTING PERSONS: David Portnoy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		173,885

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		173,885

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	173,885

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No.	228895108	SCHEDULE 13D/A	Page	3	of	31

1	NAMES OF REPORTING PERSONS: Visual Investment Corp.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		53,850

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		53,850

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	53,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	228895108	SCHEDULE 13D/A	Page	4	of	31

1	NAMES OF REPORTING PERSONS: PartnerCommunity, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		90,787

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		90,787

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	90,787

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	228895108	SCHEDULE 13D/A	Page	5	of	31

1	NAMES OF REPORTING PERSONS: Jamie H. Zidell

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		174,430

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		174,430

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	174,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	6	of	31

1	NAMES OF REPORTING PERSONS: Mayim Investment Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		81,521

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		81,521

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	81,521

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	7	of	31

1	NAMES OF REPORTING PERSONS: David Ruttenberg

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		119,080

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		119,080

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	119,080

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	8	of	31

1	NAMES OF REPORTING PERSONS: Liza Amar

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	9	of	31

1	NAMES OF REPORTING PERSONS: Lynne Portnoy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		16,150

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,150

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	16,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	10	of	31

1	NAMES OF REPORTING PERSONS: Gilbert Portnoy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,843

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,843

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,843

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	11	of	31

1	NAMES OF REPORTING PERSONS: Mark Portnoy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		117,515

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		117,515

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	117,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	12	of	31

1	NAMES OF REPORTING PERSONS: Capital Asset Fund Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	35,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	13	of	31

1	NAMES OF REPORTING PERSONS: George Gaines

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	14	of	31

1	NAMES OF REPORTING PERSONS: Scott D. Martin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		215,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		215,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	215,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	15	of	31

1	NAMES OF REPORTING PERSONS: Steven Berkowitz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228895108	SCHEDULE 13D/A	Page	16	of	31
Item 2. Identity and Background
     This constitutes the Third Amendment to the Statement filed jointly on January 25, 2005, amended for the first time on February 2, 2006 and for the second time on June 26, 2006, and is filed jointly by: (1) David Portnoy; (2) Visual Investment Corp., a Delaware corporation; (3) PartnerCommunity, Inc., a Delaware corporation; (4) Jamie H. Zidell; (5) Mayim Investment Limited Partnership, a Delaware limited partnership; (6) David Ruttenberg; (7) Liza Amar; (8) Lynne Portnoy; (9) Gilbert Portnoy; (10) Mark Portnoy; (11) Capital Asset Fund Limited Partnership, a Delaware limited partnership; (12) George Gaines; (13) Scott D. Martin; and (14) Steven Berkowitz (hereinafter collectively referred to as the “Reporting Persons”). With the exception of Lynne Portnoy who claims joint ownership of 2,700 shares of Common Stock of Gilbert Portnoy, each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.
1.	David Portnoy
(a)	David Portnoy

(b)	David Portnoy’s business address is 52 Camden Drive, Bal Harbour, Florida 33154. The business address of Focus Financial Corp. is also 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	David Portnoy is the sole officer and director of Focus Financial Corp., a Florida corporation which invests in various businesses.

(d)	During the last five years, David Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, David Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	David Portnoy is a United States citizen.
2.	Visual Investment Corp.
(a)	Visual Investment Corp., a Delaware corporation (“VIC”)

(b)	VIC’s address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	VIC’s principal business is to provide investment management services to individuals. David Portnoy is the sole officer and director of VIC.

(d)	During the last five years, VIC has not been convicted in a criminal proceeding.

(e)	During the last five years, VIC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.
3.	PartnerCommunity, Inc.
(a)	PartnerCommunity, Inc. a Delaware corporation (“PCI”)

(b)	PCI’s address is 901 Yamato Road, Suite 115, Boca Raton, Florida 33431.

CUSIP No.	228895108	SCHEDULE 13D/A	Page	17	of	31
(c)	PCI’s principal business is software development. David Portnoy is the chairman of the board of directors of PCI.

(d)	During the last five years, PCI has not been convicted in a criminal proceeding.

(e)	During the last five years, PCI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.
4.	Jamie H. Zidell
(a)	Jamie H. Zidell

(b)	The business address of Jamie H. Zidell is 300 71st Street, Suite 605, Miami Beach, Florida 33141. The address of J.H. Zidell Attorneys is also 300 71st Street, Suite 605, Miami Beach, Florida 33141.

(c)	Jamie H. Zidell is an attorney employed by J.H. Zidell Attorneys.

(d)	During the last five years, Jamie H. Zidell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Jamie H. Zidell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Jamie H. Zidell is a United States citizen.
5.	Mayim Investment Limited Partnership
(a)	Mayim Investment Limited Partnership, a Delaware limited partnership (“MILP”)
Mayim Management Limited Partnership, a Delaware limited partnership (“MMLP”)
Mayim Management, LLC, a Delaware limited liability company (“Mayim LLC”)

(b)	MILP’s address is 52 Camden Drive, Bal Harbour, Florida 33154. MMLP’s address is 52 Camden Drive, Bal Harbour, Florida 33154. Mayim LLC’s address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	MILP was formed for the purpose of making an investment in the Common Stock. MMLP was formed principally for the purpose of acting as the general partner of MILP. Mayim LLC was formed principally for the purpose of acting as the general partner of MMLP. David Portnoy is the managing member and owns all equity interests of Mayim LLC.

(d)	During the last five years, MILP, MMLP, Mayim LLC, and David Portnoy have not been convicted in a criminal proceeding.

(e)	During the last five years, MILP, MMLP, Mayim LLC, and David Portnoy have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

CUSIP No.	228895108	SCHEDULE 13D/A	Page	18	of	31
6.	David Ruttenberg
(a)	David Ruttenberg

(b)	David Ruttenberg’s business address is c/o Belgravia Group, Real Estate Development, 833 N. Orleans, Suite 400, Chicago, Illinois 60610. The address of Belgravia Group is also 833 N. Orleans, Suite 400, Chicago, Illinois 60610.

(c)	David Ruttenberg is a real estate developer employed by Belgravia Group.

(d)	During the last five years, David Ruttenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, David Ruttenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	David Ruttenberg is a United States citizen.
7.	Liza Amar
(a)	Liza Amar

(b)	Liza Amar’s business address is 206 95th Street, Suite 207, Surfside, Florida 33154.

(c)	Liza Amar is a private investor.

(d)	During the last five years, Liza Amar has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Liza Amar has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Liza Amar is a United States citizen.
8.	Lynne Portnoy
(a)	Lynne Portnoy

(b)	Lynne Portnoy’s business address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	Lynne Portnoy is a retired private investor.

(d)	During the last five years, Lynne Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Lynne Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Lynne Portnoy is a United States citizen.

CUSIP No.	228895108	SCHEDULE 13D/A	Page	19	of	31
9.	Gilbert Portnoy
(a)	Gilbert Portnoy

(b)	Gilbert Portnoy’s business address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	Gilbert Portnoy is a retired private investor.

(d)	During the last five years, Gilbert Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Gilbert Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Gilbert Portnoy is a United States citizen.
10.	Mark Portnoy
(a)	Mark Portnoy

(b)	Mark Portnoy’s business address is 90 Alton Road, Suite 3307, Miami Beach, FL 33139. Capital Asset Fund Limited Partnership’s address is also 90 Alton Road, Suite 3307, Miami Beach, FL 33139.

(c)	Mark Portnoy is the general partner of Capital Asset Fund Limited Partnership, a Delaware limited partnership which invests in various businesses.

(d)	During the last five years, Mark Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mark Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mark Portnoy is a United States citizen.
11.	Capital Asset Fund Limited Partnership
(a)	Capital Asset Fund Limited Partnership, a Delaware limited partnership “CAF”

(b)	CAF’s address is 90 Alton Road, Suite 3307, Miami Beach, FL 33139.

(c)	CAF’s principal business is investing in various businesses. Mark Portnoy is the general partner of CAF.

(d)	During the last five years, CAF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, CAF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

CUSIP No.	228895108	SCHEDULE 13D/A	Page	20	of	31
12.	George Gaines
(a)	George Gaines

(b)	George Gaines’s business address is 2207 Orrington Avenue, Evanston, IL, 60201.

(c)	George Gaines is a private equity professional.

(d)	During the last five years, George Gaines has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, George Gaines has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	George Gaines is a United States citizen.
13.	Scott D. Martin
(a)	Scott D. Martin

(b)	Scott D. Martin’s business address is 243 Trail Ridge, Rutherfordton, NC, 28139.

(c)	Scott D. Martin is a private investor.

(d)	During the last five years, Scott D. Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Scott D. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Scott D. Martin is a United States citizen.
14.	Steven Berkowitz
(a)	Steven Berkowitz

(b)	Steven Berkowitz’s business address is 514 W. Webster Ave., Chicago, IL, 60614.

(c)	Steven Berkowitz is a private investor.

(d)	During the last five years, Steven Berkowitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Steven Berkowitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Steven Berkowitz is a United States citizen.

CUSIP No.	228895108	SCHEDULE 13D/A	Page	21	of	31
Item 3. Source and Amount of Funds or Other Consideration
     (1) David Portnoy owns 173,885 shares of Common Stock acquired in open market purchases using personal funds. David Portnoy estimates that the total amount of funds used to acquire these shares was $457,318. These Common Stock acquisitions were made between June 2004 and August 2006. No funds were borrowed to acquire these shares.
     (2) VIC owns 53,850 shares of Common Stock acquired in open market purchases using working capital. VIC estimates that the total amount of funds used to acquire these shares was $171,243. These Common Stock acquisitions were made between July 2004 and June 2006. No funds were borrowed to acquire these shares.
     (3) PCI owns 90,787 shares of Common Stock acquired in open market purchases using working capital. PCI estimates that the total amount of funds used to acquire these shares was $314,123. These Common Stock acquisitions were made between July 2004 and June 2006. No funds were borrowed to acquire these shares.
     (4) Jamie H. Zidell owns 174,430 shares of Common Stock acquired in open market purchases using personal funds. Jamie H. Zidell estimates that the total amount of funds used to acquire these shares was $500,614. These Common Stock acquisitions were made between July 2004 and January 2007. No funds were borrowed to acquire these shares. As described in more detail below, David Portnoy exercises investment discretion over these shares.
     (5) MILP owns 81,521 shares of Common Stock acquired in open market purchases. MILP estimates that the total amount of funds used to acquire these shares was $185,868. These funds were raised by MILP between October 2004 and January 2005 through the sale of limited partnership interests. These Common Stock acquisitions were made between October 2004 and January 2006. No funds were borrowed to acquire these shares. As described in more detail below, David Portnoy exercises voting and investment discretion over these shares.
     (6) David Ruttenberg owns 119,080 shares of Common Stock acquired in open market purchases using personal funds. David Ruttenberg estimates that the total amount of funds used to acquire these shares was $401,300. These Common Stock acquisitions were made between January 2006 and May 2006. No funds were borrowed to acquire these shares. As described in more detail below, David Portnoy exercises investment discretion over these shares.
     (7) Liza Amar owns 0 shares of Common Stock.
     (8) Lynne Portnoy owns 16,150 shares of Common Stock acquired in open market purchases using personal funds. Lynne Portnoy also claims joint ownership of 2,700 shares of Common Stock of Gilbert Portnoy. Lynne Portnoy estimates that the total amount of funds used to acquire these shares was $42,636. These Common Stock acquisitions were made approximately in August 2004. No funds were borrowed to acquire these shares. As described in more detail below, David Portnoy exercises investment and voting discretion over these shares.
     (9) Gilbert Portnoy owns 2,843 shares of Common Stock acquired in open market purchases using personal funds. Lynne Portnoy claims joint ownership of 2,700 shares of Common Stock of Gilbert Portnoy. Gilbert Portnoy estimates that the total amount of funds used to acquire these shares was $11,987.52. These Common Stock acquisitions were made approximately between August 2004 and January 2005. No funds were borrowed to acquire these shares. As described in more detail below, David Portnoy exercises investment discretion over these shares.
     (10) Mark Portnoy owns 117,515 shares of Common Stock acquired in open market purchases using personal funds. Mark Portnoy estimates that the total amount of funds used to acquire these shares was $320,145. These Common Stock acquisitions were made between August 2004 and September 2006. No funds were borrowed to acquire these shares.
     (11) CAF owns 35,000 shares of Common Stock acquired in open market purchases using working capital. CAF estimates that the total amount of funds used to acquire these shares was $94,500. These Common Stock acquisitions were made between August 2004 and September 2006. No funds were borrowed to acquire these shares.
     (12) George Gaines owns 200,000 shares of Common Stock acquired in open market purchases using personal funds. George Gaines estimates that the total amount of funds used to acquire these shares was $630,720. These Common Stock acquisitions were made between January 2005 and August 2006. Some of the shares of Common Stock were acquired on margin but there is currently no margin.

CUSIP No.	228895108	SCHEDULE 13D/A	Page	22	of	31
     (13) Scott D. Martin owns 215,000 shares of Common Stock acquired in open market purchases using personal funds. Scott D. Martin estimates that the total amount of funds used to acquire these shares was $500,000. These Common Stock acquisitions were made between August 2006 and December 2006. No funds were borrowed to acquire these shares.
     (14) Steven Berkowitz owns 100,000 shares of Common Stock acquired in open market purchases using personal funds. Steven Berkowitz estimates that the total amount of funds used to acquire these shares was $255,000. These Common Stock acquisitions were made in November 2006. No funds were borrowed to acquire these shares.
Item 4. Purpose of Transaction
     Except as provided below, the purposes of the Reporting Persons are those set forth in the initial filing of the Statement on January 25, 2005 and on its Second Amendment filed on June 26, 2006, which are incorporated herein by reference thereto. On January 30, 2007, David Portnoy submitted a proposal to CCII, to be included in CCII’s proxy materials and submitted to a vote of shareholders. The proposal recommended the adoption of substantially equivalent provisions to those set forth in the Securities and Exchange Commission’s Proposed Rule 14a-11. On January 31, 2007, David Portnoy sent a letter to the Board (the “Letter”). The Letter is attached as Exhibit 2 and is incorporated herein by reference thereto.
     The Reporting Persons are considering all available alternatives, including, but not limited to, nominating a slate of directors to be elected at CCII’s 2007 annual meeting of shareholders, and may contact and consult with other shareholders of CCII concerning CCII, its prospects, management, and ways to maximize shareholder value.
Item 5. Interest in Securities of the Issuer
     (a) - (b) David Portnoy may be deemed the beneficial owner of 712,546 shares of Common Stock, which number includes (i) 173,885 shares of Common Stock held directly by David Portnoy, as to which he has the sole power to vote and dispose or direct the disposition; (ii) 53,850 shares of Common Stock held by VIC, as to which David Portnoy may be deemed the beneficial owner as the sole officer and director of VIC; (iii) 90,787 shares of Common Stock held by PCI, as to which David Portnoy may be deemed the beneficial owner as chairman of the board and one of three directors of PCI; (iv) 174,430 shares of Common Stock held by Jamie H. Zidell, as to which David Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such shares in accordance with the agreement between David Portnoy and Jamie H. Zidell described under Item 6 below; (v) 81,521 shares of Common Stock held by MILP, as to which David Portnoy may be deemed the beneficial owner as the managing member of Mayim LLC; (vi) 119,080 shares of Common Stock held by David Ruttenberg, as to which David Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such shares in accordance with the agreement between David Portnoy and David Ruttenberg described under Item 6 below; (vii) 16,150 shares of Common Stock held by Lynne Portnoy, as to which David Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares in accordance with the agreement between Lynne Portnoy and David Portnoy described under Item 6 below; and (viii) 2,843 shares of Common Stock held by Gilbert Portnoy, as to which David Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares in accordance with the agreement between Gilbert Portnoy and David Portnoy described under Item 6 below. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in CCII’s Form 10-QSB filed with the Securities and Exchange Commission on June 1, 2006 (“Form 10-QSB”), this represents beneficial ownership of approximately 6.1% of the Common Stock outstanding.
     VIC may be deemed the beneficial owner of the 53,850 shares of Common Stock held in its name. As noted above, David Portnoy is the sole officer and director of VIC. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 0.4% of the Common Stock outstanding.
     PCI may be deemed the beneficial owner of the 90,787 shares of Common Stock held in its name. As noted above, David Portnoy is chairman of the board and one of the three directors of PCI. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 0.7% of the Common Stock outstanding.
     Jamie H. Zidell may be deemed the beneficial owner of the 174,430 shares of Common Stock held in his name. Under the agreements between Jamie H. Zidell and David Portnoy described below under Item 6, David Portnoy has

CUSIP No.	228895108	SCHEDULE 13D/A	Page	23	of	31
the right to make investment decisions relating to the shares, although Jamie H. Zidell retains the right to withdraw his assets from such agreements. Jamie H. Zidell retains the sole right to vote the shares held by him. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 1.5% of the Common Stock outstanding.
     MILP may be deemed the beneficial owner of the 81,521 shares of Common Stock held in its name. MILP does not share voting or investment discretion with any other person. As noted above, David Portnoy is the managing member of the limited liability company which acts as general partner of MILP’s general partner. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 0.7% of the Common Stock outstanding.
     David Ruttenberg may be deemed the beneficial owner of the 119,080 shares of Common Stock held in his name. Under the agreement between David Ruttenberg and David Portnoy described below under Item 6, David Portnoy has the right to make investment decisions relating to the shares, although David Ruttenberg retains the right to withdraw his assets from such agreement. David Ruttenberg retains the sole right to vote the shares held by him. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 1.0% of the Common Stock outstanding.
     Lynne Portnoy may be deemed the beneficial owner of the 16,150 shares of Common Stock held in her name and of the 2,700 shares of Common Stock held in joint ownership with Gilbert Portnoy. Under the agreement between Lynne Portnoy and David Portnoy described below under Item 6, David Portnoy is authorized to make investment decisions relating to the shares, although Lynne Portnoy retains the right to withdraw her assets from such agreement. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 0.1% of the Common Stock outstanding.
     Gilbert Portnoy may be deemed the beneficial owner of the 143 shares of Common Stock held in his name and of the 2,700 shares of Common Stock held in joint ownership with Lynne Portnoy. Under the agreement between Gilbert Portnoy and David Portnoy described below under Item 6, David Portnoy is authorized to make investment decisions relating to the shares, although Gilbert Portnoy retains the right to withdraw his assets from such agreement. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 0.0% of the Common Stock outstanding.
     Mark Portnoy may be deemed the beneficial owner of 117,515 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition and 35,000 shares of Common Stock held by CAF, as to which Mark Portnoy may be deemed the beneficial owner as the general partner of CAF. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 1.3% of the Common Stock outstanding.
     CAF may be deemed the beneficial owner of the 35,000 shares of Common Stock held in its name. As noted above, Mark Portnoy is the general partner of CAF. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 0.3% of the Common Stock outstanding.
     George Gaines may be deemed the beneficial owner of 200,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 1.7% of the Common Stock outstanding.
     Scott D. Martin may be deemed the beneficial owner of 215,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 1.8% of the Common Stock outstanding.
     Steven Berkowitz may be deemed the beneficial owner of 100,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,624,629 shares of Common Stock outstanding as of August 31, 2006, as reported in Form 10-QSB, this represents beneficial ownership of approximately 0.8% of the Common Stock outstanding.
     (c) Schedule 5 (c) attached to this Statement lists each transaction effected in the Common Stock by each Reporting Person during the past 60 days.

CUSIP No.	228895108	SCHEDULE 13D/A	Page	24	of	31
     (d) As described below under Item 6 under the agreements entered into with David Portnoy, Jamie H. Zidell, Liza Amar, and David Ruttenberg have each agreed to share certain profits from their respective investment accounts with David Portnoy.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than as described in this Item 6 and within this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of CCII, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     On or about January 18, 2007, certain of the Reporting Persons entered into a verbal agreement pursuant to which the Reporting Persons agree to share legal and other fees currently incurred or to be incurred in connection with the activities described in Item 4, above.
     David Portnoy and Jamie H. Zidell have entered into agreements dated October 27, 2004 and December 20, 2004, the terms of which were disclosed in Item 6 and were included as Exhibits 2 and 3 to the initial Statement, filed on January 25, 2005, and which are incorporated herein by reference thereto. On October 2006, David Portnoy and Jamie H. Zidell amended their agreements to increase the investment in the common stock of CCII (the “Revised Agreement”). The Revised Agreement is attached as Exhibit 3 and is incorporated herein by reference thereto.
     David Portnoy has entered into a verbal agreement with David Ruttenberg, the terms of which were disclosed in Item 6 to the Second Amendment of the Statement, filed on June 26, 2006, and which is incorporated herein by reference thereto.
     David Portnoy and Liza Amar had entered into an agreement dated January 19, 2006, the terms of which were disclosed in Item 6 and were included as Exhibit 2 to the First Amendment of the Statement, filed on February 2, 2006, and which is incorporated herein by reference thereto. Liza Amar owns 0 shares of Common Stock.
     David Portnoy has entered into a verbal agreement with Lynne and Gilbert Portnoy, pursuant to which David Portnoy is authorized to make investment and voting decisions relating to the shares owned by both Lynne and Gilbert Portnoy, although Lynne and Gilbert Portnoy retain their right to withdraw their assets from this agreement.
Item 7. Material to be Filed as Exhibits

Exhibit 1.	Joint Filing Agreements and Powers of Attorney

Exhibit 2.	Letter dated January 31, 2007 from David Portnoy to the Board

Exhibit 3.	Agreement between David Portnoy and Jamie H. Zidell dated October 2006.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 31, 2007

/s/ David Portnoy
David Portnoy

CUSIP No.	228895108	SCHEDULE 13D/A	Page	25	of	31

Visual Investment Corp.
By:	/s/ David Portnoy

David Portnoy
President

PartnerCommunity, Inc.
By:	/s/ David Portnoy

David Portnoy
Chairman of the Board

By:	/s/ David Portnoy

David Portnoy, for Jamie H. Zidell, pursuant to power of attorney

Mayim Investment Limited Partnership
By:	Mayim Management Limited Partnership, its general partner
By:	Mayim Management, LLC, its general partner
By:	/s/ David Portnoy

David Portnoy
President

By:	/s/ David Portnoy

David Portnoy, for David Ruttenberg, pursuant to power of attorney

By:	/s/ David Portnoy

David Portnoy, for Liza Amar, pursuant to power of attorney

CUSIP No.	228895108	SCHEDULE 13D/A	Page	26	of	31

By:	/s/ David Portnoy

David Portnoy, for Lynne Portnoy, pursuant to power of attorney

By:	/s/ David Portnoy

David Portnoy, for Gilbert Portnoy, pursuant to power of attorney

/s/ Mark Portnoy

Mark Portnoy

Capital Asset Fund Limited Partnership

By:	/s/ Mark Portnoy

Mark Portnoy
General Partner

/s/ George Gaines

George Gaines

/s/ Scott Martin

Scott Martin

/s/ Steven Berkowitz

Steven Berkowitz

CUSIP No.	228895108	SCHEDULE 13D/A	Page	27	of	31
Schedule 5 (c)
Transactions in the Last 60 Days
Shares Sold by David Portnoy

Date Sold	Shares	Price per Share
12/14/2006	800	$2.39
Shares Sold by Liza Amar

Date Sold	Shares	Price per Share
1/18/2007	13,050	$2.30
11/27/2006	1,950	$2.40
11/27/2006	2,000	$2.43
11/24/2006	4,800	$2.42
Shares Acquired by Jamie H. Zidell

Date Sold	Shares	Price per Share
1/16/2007	5,000	$2.31
1/16/2007	840	$2.32
Shares Acquired by Scott D. Martin

Date	Sold Shares	Price per Share
12/12/2006	7,290	$2.40
12/8/2006	1,000	$2.40
12/8/2006	3,210	$2.40
12/7/2006	1,000	$2.40
12/6/2006	2,000	$2.40
11/29/2006	500	$2.40

CUSIP No.	228895108	SCHEDULE 13D/A	Page	28	of	31
EXHIBIT 1
Joint Filing Agreements and Powers of Attorney
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of CRYO-CELL International, Inc., and that this Agreement be included as an Exhibit to such joint filing. The undersigned hereby authorize David Portnoy to sign the statement on Schedule 13D, and/or any amendment thereto, and file it with the Securities and Exchange Commission on their behalf. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 25th day of January 2005.

/s/ David Portnoy

David Portnoy

Focus Financial Corp.
By:	/s/ David Portnoy

David Portnoy
President

Visual Investment Corp.
By:	/s/ David Portnoy

David Portnoy
President

PartnerCommunity, Inc.
By:	/s/ David Portnoy

David Portnoy
Chairman of the Board

/s/ Jamie H. Zidell

Jamie H. Zidell

Mayim Investment Limited Partnership
By: Mayim Management Limited Partnership, its general partner
By: Mayim Management, LLC, its general partner
By:	/s/ David Portnoy

David Portnoy
President

CUSIP No.	228895108	SCHEDULE 13D/A	Page	29	of	31
EXHIBIT 1
Joint Filing Agreements and Powers of Attorney
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of CRYO-CELL International, Inc., and that this Agreement be included as an Exhibit to such joint filing. The undersigned hereby authorize David Portnoy to sign the statement on Schedule 13D, and/or any amendment thereto, and file it with the Securities and Exchange Commission on their behalf. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 2nd day of February 2006.

/s/ David Ruttenberg
David Ruttenberg

/s/ Liza Amar
Liza Amar

CUSIP No.	228895108	SCHEDULE 13D/A	Page	30	of	31

EXHIBIT 2
January 31, 2007
Board of Directors of
Cryo-Cell International, Inc.
700 Brooker Creek Boulevard
Suite 1800
Oldsmar, Florida 34677
We filed an amended Form 13-D today on behalf of shareholders owning approximately 12% of the common stock of Cryo-Cell International, Inc. (the “Company”). Several of us have been long term shareholders and all of us believe that the Company has the potential to be an excellent business in an industry with a very bright future. However, we feel compelled to advise you that we are not only dissatisfied with the performance of the Company over the last several years, but also concerned about the manner in which the board of directors (the “Board”) has appeared to ignore the Company’s and shareholders’ best interests in order to satisfy the personal interests of management. This has manifested itself, among other things, in a consistent practice of approving excessive management compensation, including the granting of a disproportionate number of stock options to management despite its failure to achieve explicitly stated prior objectives. We find the Board’s behavior inexplicable given the Company’s subpar financial results. While we have been patient to this point, we cannot remain silent in the face of such unacceptable behavior. Furthermore, the Board appears to have recently amended the Company’s bylaws for the sole purpose of placing substantive and procedural barriers to shareholders’ actions. These amendments serve no purpose other than to entrench the Board and make the Company less receptive to shareholders’ interests.
Members of the Board should keep in mind their fiduciary responsibilities to the Company’s shareholders rather than their and management’s self-interest. At this juncture, we have no reasonable choice other than to consider all alternatives to protect our rights and investment in the Company. Please be aware that any further actions by the Board to the detriment of current shareholders’ rights and interests may result in the incurrence of personal liability by each Director individually, which may or may not be covered by the Company’s indemnification provisions and insurance. We hope that the Board will act to ensure that any inappropriate actions that may have been taken in the past will not recur, that the investing public will be able to see confidence in the integrity of the Company and its management restored, and that further action will not be necessary to protect shareholder rights.
Please govern your actions accordingly. If any of you individually would like to discuss this matter further, please feel free to call me at 305-866-2948.
Very truly yours,

/s/ David Portnoy

David Portnoy

CUSIP No.	228895108	SCHEDULE 13D/A	Page	31	of	31
EXHIBIT 3
October 16th, 2006
T.D. WATERHOUSE II AGREEMENT — revised
FIDELITY AGREEMENT REVISED
TO: Mr. David Portnoy
Dear David,
Currently, The Waterhouse II Account (# 34207610) is valued at $265,000.00 which represents the initial $250,000 investment plus 6% interest that we agreed to last December, 2005. Additionally, The Fidelity Account is valued at $104,005.00 pursuant to our agreement dated December 9th, 2005. Therefore, if I was to cash out these accounts today or on December 9th, 2006, you would owe me $369,005.00.
     We have agreed to revise our Waterhouse II agreement and Fidelity Agreement as follows:
     I agree to add an additional $180,995.00 to the Waterhouse II account #34207610 by October 18th, 2006, bringing the global account balances to $550,000.00 (Fidelity and Waterhouse II after the additional amount is added).
This letter confirms our agreement for my global investment of $550,000.00 with you in these two accounts as described above. This investment is intended to last for a period until 12/09/07 after which date you personally guarantee to pay me any shortfall if the global combined account balance is worth less than $550,000.00 upon my giving you 10 days written or faxed notice of my intent for reimbursement for the $550,000.00 investment. In other words, you are unconditionally and personally guarantying that I will at least receive $550,000.00 back on my $550,000.00 investment after this 12 month period of time lapses. In the event that the global combined accounts exceed $605,000.00 after this 12 month period lapses, we then agree to share all profits on a 75/25 basis (75% to me and 25% to you) as described below. For example, if the account balance is $655,000.00 on 10/15/07, the profit (subject to our 75/25 split) would be $50,000 which we will split 75% (me)/25% (you). My total return would be $642,500 under this scenario and you would be paid $12,500 (less the applicable capital gains tax amount) on an after-tax basis. If, however, the account has a value of between $550,000 and $605,000 on 10/15/07, I would receive all of the account value. If the account is worth $540,000.00 on 10/15/07, then you would be responsible to add $10,000 to the account so that I would be guaranteed at least $550,000.00 which is the initial investment as described above. These examples are listed solely to clarify our agreement so that there is no doubt as to the investment and your personal guarantee thereon.
All tax consequences deriving from the usage of the account or trading in the account will be shared between us proportional to our respective earnings. Your share, if any, will be paid on an after tax basis.
This agreement (one page) supercedes all of our prior agreements relating to the Waterhouse II and Fidelity accounts and takes forces as of October 16th, 2006.
Please sign beneath to show your complete agreement with the aforementioned.

/s/ Jamie H. Zidell	/s/ David Portnoy
Jamie H. Zidell	David Portnoy, individually and on behalf of
Focus Financial, Inc., heirs, and assigns